EXHIBIT 99.1

News Release 18-18

November 29, 2018

SSR MINING ANNOUNCES INVESTMENT IN SILVERCREST METALS INC.

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces that it has entered into an agreement with SilverCrest Metals Inc. (TSXV:SIL) (NYSE American: SILV) (“SilverCrest”) to purchase, by way of private placement, 8,220,645 common shares of SilverCrest at a price of C$3.73 per common share for total consideration of C$30,663,006 (the “Private Placement”).

Paul Benson, President and CEO of SSR Mining said, “SilverCrest’s Las Chispas project is a compelling investment proposition for SSR Mining by providing exposure to an exciting high-grade development project with exploration upside in a favourable mining jurisdiction. We look forward to building a relationship with SilverCrest, who have demonstrated a successful track record of discovering economic deposits that develop into operating mines while establishing strong local support of stakeholders including the government, ejidos and communities.”

The Private Placement is expected to close on or about December 7, 2018, following which SSR Mining will own 9.9 percent of the issued and outstanding common shares of SilverCrest on a non-diluted basis. The subscription agreement entered into by the parties contains certain investor rights which protect SSR Mining. Closing of the Private Placement is subject to the receipt by SilverCrest of all necessary regulatory approvals, including the approval of the TSX Venture Exchange and the NYSE American Stock Exchange. All common shares issued under the Private Placement will be subject to a four month and a day hold period under applicable Canadian securities laws that will expire on April 8, 2019.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	phone +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	toll free +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things, the expected closing date of the Private Placement and the receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange and NYSE American Stock Exchange. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.

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